VOTING AGREEMENT

        THIS AGREEMENT is made and entered into as of the ____ day of January, 2003, by and between XML - GLOBAL TECHNOLOGIES, INC., a Colorado corporation ("XMLG"), and PARADIGM GROUP II, LLC. ("Paradigm" or "Shareholder").

RECITALS

        A.        Paradigm is the beneficial owner (as defined in Regulation Section 240.13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 15,600,000 shares of Common Stock of XMLG and Warrants exercisable to purchase an additional 13,754,519 shares of Common Stock (the "Shares").

        B.        The parties wish to assure that for so long as Paradigm owns the Shares, such Shares will be voted in a manner consistent with the directive of XMLG.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinbelow set forth, the parties agree as follows:

        1.        Voting. For the term of this Agreement, Paradigm covenants and agrees, for itself, its successors in interest and assigns, that in exercising any and all voting rights to which it may be entitled by virtue of its ownership of the shares or any other voting securities of XMLG, at any Regular or Special Meeting of XMLG's stockholders, including, without limitation, the election of directors, Paradigm shall vote all of the shares of XMLG 's voting securities beneficially owned by it and entitled to vote at such meeting in the manner directed in writing by XMLG.

        2.        Proxy. For the purposes of implementing this Agreement, Paradigm hereby constitutes and appoints Peter Shandro or Simon Anderson, or either of them, or their substitutes if they cease to be affiliates of XMLG, as its attorney-in-fact and proxy to vote all of the shares of XMLG common stock or other voting securities beneficially owned by it in accordance with the express provisions of Section 1 above.

        3.        Additional Shares. The provisions of this Agreement shall be applicable to the Shares and any and all additional shares of common stock, preferred stock or other voting equity securities of XMLG which Paradigm may beneficially own currently or may acquire in the future. The provisions of this Agreement shall apply to all shares beneficially owned by each, as determined in accordance with the provisions of Regulation Section 240.13d-3 under the Exchange Act.

        4.        Restriction on Assignment. No assignment by Paradigm of any of the Shares or any additional shares of common stock or other equity securities, or options, warrants or rights convertible into the equity securities of XMLG owned by it shall be valid and enforceable, unless the assignee thereof agrees in writing to be bound by the terms and conditions of this Voting Agreement; provided, however, that the Shares shall be deemed released from this Voting Agreement if and when sold by Paradigm into the public markets in a bona fide arm's length transaction without prior arrangement with the Buyer.

        5.        Duration. This Agreement shall be in effect from the date hereof and shall continue in effect until January 31, 2005.

        6.        Counterparts. This Agreement may be executed by telex, telecopy or other facsimile transmission, and such facsimile transmission shall be valid and binding to the same extent as if it were an original. Further, this Agreement may be signed in one or more counterparts, all of which when taken together shall constitute the same document.

        IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement on the day and year first above written.

PARADIGM GROUP II, LLC

By:
Managing Member

XML - GLOBAL TECHNOLOGIES, INC.,
a Colorado corporation,

Peter Shandro, Chief Executive Officer